SCOTT WILSON RPA

www.rpacan.com
www.scottwilson.com

Suite 388
1130 West Pender Street
Vancouver, BC V6E 4A2
Tel: (604) 602-6767
Fax: (604) 602-0235
Email: stewart.wallis@scottwilson.com

C. Stewart Wallis, P. Geo.
CONSENT

I hereby consent to the incorporation by reference in the registration statement of Ur-Energy Inc. on Form 40-F of the following reports: (i) Technical Report on Great Divide Basin Uranium Properties, Wyoming dated June 15, 2005 and revised October 20, 2005; (ii) Technical Report on the Shirley Basin Uranium Properties, Wyoming on June 20, 2005 and revised October 20, 2005; (iii) Technical Report on the Kaycee and Shamrock Uranium Properties, Wyoming, dated October 20, 2005; (iv) Technical Report on the Lost Creek Project, Wyoming, dated June 15, 2006; and (v) Technical Report on the Lost Soldier Project, Wyoming, dated July 10, 2006, which are referenced in the Preliminary Short Form Prospectus dated April 23, 2007, the Final Short Form Prospectus dated May 1, 2007 and the Annual Information Form dated March 21, 2007 for the fiscal year ended December 31, 2006.

Dated December 28, 2007

PROFESSIONAL
PROVINCE
OF
C. S. WALLIS
#27372
BRITISH
COLUMBIA
GEOSCIENTIST

____
C. Stewart Wallis, P. Geo.